Responses to Form N-SAR Sub-Item 77D (for 8/31/99):

The following non-fundamental restriction has been removed: * It is contrary to the present policy of all of the Funds...to "invest in warrants or rights excluding options (other than warrants or rights acquired by the Fund as a part of a unit or attached to securities at the time of purchase), except that (i) the International Equity Funds may invest in such warrants or rights so long as the aggregate value thereof (taken at the lower of cost or market) does not exceed 5% of the value of the Fund's total net assets; provided that within this 5% not more than 2% of its net assets may be invested in warrants that are not listed on the New York or American Stock Exchange or a recognized foreign exchange, and (ii) the Foreign Fund may invest without limitation in such warrants."

* The following operating policy has been added to the US Core, Tobacco Free Core, Growth, Small Cap Value, Small Cap Growth, REIT, Int'l Core, Currency Hedged Int'l Core, Foreign Fund, Int'l Small Companies, Japan, Tax-Managed U.S. Equities and Tax-Managed International Equities Fund: "Except for U.S. government securities, cash, and money market instruments, the Fund will not invest in any one security to an extent greater than 5 percentage points over that security's weighting in the Fund's benchmark."